UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 22, 2013	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Announces Redemption of its Remaining $18.7 Million Senior Subordinated Notes

MONTREAL, QUEBEC and BRADENTON, FLORIDA – July 22, 2013 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today announced that Intertape Polymer US Inc., its wholly-owned subsidiary, has issued a notice of redemption for the remaining $18.7 million aggregate principal amount of its outstanding 8 1/2% Senior Subordinated Notes due August 2014 (the “Notes”). The Company will redeem the Notes on August 30, 2013. All dollar amounts stated herein are denominated in US dollars unless otherwise indicated.

“We are pleased to be completing the redemption of our remaining Notes in advance of their due date as we previously discussed. This final redemption will have a positive impact on our average cost of borrowing. Cash flows from operations combined with the funds available under our other debt facilities provide sufficient liquidity to redeem the Notes and to finance the capital expenditure projects we have previously discussed as well as other corporate requirements,” commented Bernard J. Pitz, Intertape’s Chief Financial Officer.

A charge of $0.1 million will be recorded in the third quarter of 2013 due to the write-off of the remaining unamortized debt issue costs related to the redemption of the Notes.

A notice of redemption (the “Redemption Notice”) pursuant to the terms of the Indenture governing the Notes was delivered today to the registered holders of the Notes. The redemption date is August 30, 2013 (the “Redemption Date”), and the redemption price is 100% of the par value of the Notes redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date (the “Redemption Price”). Questions regarding the redemption should be directed to Wilmington Trust Company, by telephone at (203) 453-4130 or by facsimile at (203) 453-1183.

On and after the Redemption Date, the Notes will no longer be deemed outstanding, interest will cease to accrue and all rights of the holders of the Notes will cease to exist, except for the right to receive the Redemption Price, without interest thereon.

This announcement does not constitute a Notice of Redemption or an offer to buy or sell or the solicitation of an offer to sell or buy any securities in any jurisdiction. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian or United States securities laws and, accordingly, any offer and sale of the securities in Canada or the United States will be made on a basis which is exempt from the prospectus requirements of such securities laws.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sales of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec, and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this press release, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from our operations; availability of funds under our Asset-Based Loan facility; and the Company’s ability to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “item 3. Key Information- Risk Factors” as well as statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2012 and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000